Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: April 25th, 2007

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Pre announcement second quarter fiscal 2007 earnings

Press Release for the Business Press

Ad hoc Announcement for April 24, 2007

Based on results available today, business in the second quarter of fiscal 2007 at EPCOS has developed more favourably than previously expected. Order income remained on the high level of the previous quarter whereas sales increased significantly.

Sales of products for mobile communications devices remained on the level of the previous quarter. Business with other industries, especially with the automotive electronics industry and distributors, has been better than expected. Therefore sales in the second quarter will be around 365 million EUR (previous quarter 334 million EUR, previous year 324 million EUR).

EBIT in Q2 will be in the range of 19 to 20 million EUR (previous quarter 17 million EUR, previous year 12 million EUR).

EPCOS will report the final results for the second quarter fiscal 2007 on May 3, 2007.

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Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 04-240407E-W	1 / 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: April 25th, 2007	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG